UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Cardax, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

14141D102

 (CUSIP Number)

February 7, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☑	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14141D102

(1)	Name of Reporting Person: Chester L.F. Paulson and Jacqueline M. Paulson as Joint Tenants and individually (together, the "Paulsons")

(2)	Check the Appropriate Box if a Member of a Group:

(a)	□
(b)	☑*

(3)	SEC Use Only:

(4)	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

(5)	Sole Voting Power: -0-

(6)	Shared Voting Power: 10,113,345 [1]

(7)	Sole Dispositive Power: -0-

(8)	Shared Dispositive Power: 10,113,345[1]

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,113,345[1]

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:

(11)	Percent of Class Represented by Amount in Row (9): 14.92%

(12)	Type of Reporting Person: IN

*This filing describes the Reporting Persons' relationship with other persons, but the Reporting Person does not affirm the existence of a group.

__________________________

1 Consists of (a) 3,872,434 shares of common stock owned of record by Paulson Cardax Investments 1, LLC; (b) 3,872,434 shares of common stock currently issuable to Paulson Cardax Investments 1, LLC upon exercise of warrants, at an exercise price of $0.625 per share; (c) 1,068,477 shares of common stock currently issuable to Paulson Investment Company, Inc. upon exercise of warrants, at an exercise price of $0.625 per share; and (d) 1,300,000 shares of common stock owned of record by Paulson Investment Company, Inc. The managing member of Paulson Cardax Investments 1, LLC is Paulson Investment Company, Inc. and it holds voting and dispositive power over the shares and warrants held by Paulson Cardax Investments 1, LLC. Paulson Investment Company, Inc. is a registered broker-dealer and majority-owned subsidiary of Paulson Capital (Delaware) Corp. Chester L.F. and Jacqueline M. Paulson are the managing partners of the Paulson Family LLC, which may be deemed to control Paulson Capital (Delaware) Corp. (formerly “Paulson Capital Corp.”). The Paulsons, the Paulson Family LLC and Paulson Capital (Delaware) Corp. disclaim beneficial ownership of all shares of common stock and warrants except to the extent of their pecuniary interest therein.

CUSIP No. 14141D102

(1)	Name of Reporting Person: Paulson Capital (Delaware) Corp. (formerly “Paulson Capital Corp.”)

(2)	Check the Appropriate Box if a Member of a Group:

(a)	□
(b)	☑*

(3)	SEC Use Only:

(4)	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

(5)	Sole Voting Power: -0-

(6)	Shared Voting Power: 10,113,345 [2]

(7)	Sole Dispositive Power: -0-

(8)	Shared Dispositive Power: 10,113,345[2]

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,113,345[2]

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:

(11)	Percent of Class Represented by Amount in Row (9): 14.92%

(12)	Type of Reporting Person: HC

*This filing describes the Reporting Person's relationship with other persons, but the Reporting Person does not affirm the existence of a group.

__________________________

2 Consists of (a) 3,872,434 shares of common stock owned of record by Paulson Cardax Investments 1, LLC; (b) 3,872,434 shares of common stock currently issuable to Paulson Cardax Investments 1, LLC upon exercise of warrants, at an exercise price of $0.625 per share; (c) 1,068,477 shares of common stock currently issuable to Paulson Investment Company, Inc. upon exercise of warrants, at an exercise price of $0.625 per share; and (d) 1,300,000 shares of common stock owned of record by Paulson Investment Company, Inc. The managing member of Paulson Cardax Investments 1, LLC is Paulson Investment Company, Inc. and it holds voting and dispositive power over the shares and warrants held by Paulson Cardax Investments 1, LLC. Paulson Investment Company, Inc. is a registered broker-dealer and majority-owned subsidiary of Paulson Capital (Delaware) Corp. Chester L.F. and Jacqueline M. Paulson are the managing partners of the Paulson Family LLC, which may be deemed to control Paulson Capital (Delaware) Corp. The Paulsons, the Paulson Family LLC and Paulson Capital (Delaware) Corp. disclaim beneficial ownership of all shares of common stock and warrants except to the extent of their pecuniary interest therein.

CUSIP No. 14141D102

(1)	Name of Reporting Person: Paulson Investment Company, Inc.

(2)	Check the Appropriate Box if a Member of a Group:

(a)	□
(b)	☑*

(3)	SEC Use Only:

(4)	Citizenship or Place of Organization: Oregon

Number of Shares Beneficially Owned by Each Reporting Person With:

(5)	Sole Voting Power: -0-

(6)	Shared Voting Power: 10,113,345 [3]

(7)	Sole Dispositive Power: -0-

(8)	Shared Dispositive Power: 10,113,345[3]

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,113,345[3]

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:

(11)	Percent of Class Represented by Amount in Row (9): 14.92%

(12)	Type of Reporting Person: BD

*This filing describes the Reporting Person's relationship with other persons, but the Reporting Person does not affirm the existence of a group.

__________________________

3 Consists of (a) 3,872,434 shares of common stock owned of record by Paulson Cardax Investments 1, LLC; (b) 3,872,434 shares of common stock currently issuable to Paulson Cardax Investments 1, LLC upon exercise of warrants, at an exercise price of $0.625 per share; (c) 1,068,477 shares of common stock currently issuable to Paulson Investment Company, Inc. upon exercise of warrants, at an exercise price of $0.625 per share; and (d) 1,300,000 shares of common stock owned of record by Paulson Investment Company, Inc. The managing member of Paulson Cardax Investments 1, LLC is Paulson Investment Company, Inc. and it holds voting and dispositive power over the shares and warrants held by Paulson Cardax Investments 1, LLC. Paulson Investment Company, Inc. is a registered broker-dealer and majority-owned subsidiary of Paulson Capital (Delaware) Corp. Chester L.F. and Jacqueline M. Paulson are the managing partners of the Paulson Family LLC, which may be deemed to control Paulson Capital (Delaware) Corp. The Paulsons, the Paulson Family LLC and Paulson Capital (Delaware) Corp. disclaim beneficial ownership of all shares of common stock and warrants except to the extent of their pecuniary interest therein.

CUSIP No. 14141D102

(1)	Name of Reporting Person: Paulson Cardax Investments 1, LLC

(2)	Check the Appropriate Box if a Member of a Group:

(c)	□
(d)	☑*

(3)	SEC Use Only:

(4)	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

(5)	Sole Voting Power: -0-

(6)	Shared Voting Power: 7,744,868 [4]

(7)	Sole Dispositive Power: -0-

(8)	Shared Dispositive Power: 7,744,868[4]

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,744,868[4]

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:

(11)	Percent of Class Represented by Amount in Row (9): 11.61%

(12)	Type of Reporting Person: CO

*This filing describes the Reporting Person's relationship with other persons, but the Reporting Person does not affirm the existence of a group.

__________________________

4 Consists of (a) 3,872,434 shares of common stock owned of record by Paulson Cardax Investments 1, LLC; and (b) 3,872,434 shares of common stock currently issuable to Paulson Cardax Investments 1, LLC upon exercise of warrants, at an exercise price of $0.625 per share. Paulson Investment Company, Inc. is the managing member of Paulson Cardax Investments 1, LLC and holds voting and dispositive power over the shares and warrants held by Paulson Cardax Investments 1, LLC. Paulson Investment Company, Inc. is a registered broker-dealer and a majority-owned subsidiary of Paulson Capital (Delaware) Corp.

Item 1(a). Name of Issuer:

Cardax, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

2800 Woodlawn Drive, Suite 129

Honolulu, Hawaii 96822

Item 2(a). Name of Persons Filing:

(a) Chester L.F. Paulson and Jacqueline M. Paulson, as joint tenants and individually

(b) Paulson Capital (Delaware) Corp.

(c) Paulson Investment Company, Inc.

(d) Paulson Cardax Investments 1, LLC

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of the Paulsons, Paulson Capital (Delaware) Corp., Paulson Investment Company, Inc., and Paulson Cardax Investments 1, LLC is:

1331 NW Lovejoy Street, Suite 720

Portland, Oregon 97209

Item 2(c). Citizenship:

(a) The Paulsons: The United States of America

(b) Paulson Capital (Delaware) Corp.: Delaware

(c) Paulson Investment Company, Inc.: Oregon

(d) Paulson Cardax Investments 1, LLC: Delaware

Item 2(d). Title of Class of Securities:

Common Stock

Item 2(e). CUSIP Number:

14141D102

Item 3. Information if this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

(a)	Paulson Capital (Delaware) Corp. is a parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G). (Note: See Item 7)

(b)	Paulson Investment Company, Inc. is a broker or dealer registered under section 15 of the Act in accordance with Rule 13d-1(b)(1)(ii)(A).

Item 4. Ownership

(a)     Amount Beneficially Owned: The share ownership information reported herein relates to:

(1)     3,872,434 shares of common stock owned of record by Paulson Cardax Investments 1, LLC;

(2)     3,872,434 shares of common stock currently issuable to Paulson Cardax Investments 1, LLC upon exercise of warrants at an exercise price of $0.625 per share;

(3)     1,068,477 shares of common stock currently issuable to Paulson Investment Company, Inc. upon exercise of warrants at an exercise price of $0.625 per share; and

(4)     1,300,000 shares of common stock owned of record by Paulson Investment Company, Inc.

Paulson Investment Company, Inc. is the managing member of Paulson Cardax Investments 1, LLC and holds voting and dispositive power over the shares and warrants held by Paulson Cardax Investments 1, LLC. Paulson Investment Company, Inc. is a registered broker-dealer and a majority-owned subsidiary of Paulson Capital (Delaware) Corp. As the parent corporation of Paulson Investment Company, Inc., Paulson Capital (Delaware) Corp. may be deemed to beneficially own the shares and warrants held directly by Paulson Investment Company, Inc. and Paulson Cardax Investments 1, LLC. Similarly, as controlling and managing partners of the Paulson Family LLC, the controlling shareholder of Paulson Capital (Delaware) Corp., the Paulsons may be deemed to beneficially own the shares and warrants held directly by Paulson Investment Company, Inc. and Paulson Cardax Investments 1, LLC. Paulson Capital (Delaware) Corp. and the Paulsons disclaim beneficial ownership of all shares of common stock and warrants owned by Paulson Cardax Investments 1, LLC. Other than the shares and warrants described above, none of the Reporting Persons directly or indirectly own any shares of the common stock of the Issuer.

(b)     Percent of Class: The Reporting Persons believe that the Issuer had 62,854,671 shares of common stock outstanding as of March 17, 2014, based on the number of outstanding shares disclosed in the Issuer's Annual Report on Form 10-K filed with the SEC on March 31, 2014. Based on the number of shares of common stock outstanding as described above and calculated in accordance with Rule 13d-3(d)(1) with respect to securities which represent a right to acquire an underlying security, the Reporting Persons, with the exception of Paulson Cardax Investments 1, LLC, beneficially owned 14.92% of the Issuer's outstanding common stock as of February 28, 2014. Paulson Cardax Investments 1, LLC beneficially owned 11.61% of the Issuer's outstanding common stock as of February 28, 2014.

(c)     Power to Direct the Vote and Disposition of Shares:

(i)   Paulson Investment Company, Inc. has sole power to vote or to direct the vote the shares and warrants described herein, except as described in Item 4(c)(ii) below with respect to the Paulsons and Paulson Capital (Delaware) Corp.

(ii)  The Paulsons and Paulson Capital (Delaware) Corp. may be deemed to have shared power to vote or to direct the vote of all the shares and warrants described herein by virtue of their relationships to Paulson Investment Company, Inc. as disclosed in Item 4(a) above.

(iii) Paulson Investment Company, Inc. has sole power to dispose or to direct the disposition of all the shares and warrants described herein, except as described in Item 4(c)(iv) below with respect to the Paulsons and Paulson Capital (Delaware) Corp.

(iv) The Paulsons and Paulson Capital (Delaware) Corp. may be deemed to have shared power to dispose or to direct the disposition of the shares and warrants described herein by virtue of their relationships to Paulson Investment Company, Inc. as disclosed in Item 4(a) above.

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Paulson Capital (Delaware) Corp. is a parent holding company. Paulson Investment Company, Inc., a majority-owned subsidiary of Paulson Capital (Delaware) Corp., is a broker or dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended. Paulson Cardax Investments 1, LLC is a passive investor within the meaning of Rule 13d-1(c).

Item 8. Identification and Classification of Members of the Group:

Not applicable

Item 9. Notice of Dissolution of Group:

Not applicable

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Signature page follows]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2014

By:	/s/ Chester L.F. Paulson
Chester L.F. Paulson
Individually

By:	/s/ Jacqueline M. Paulson
Jacqueline M. Paulson
Individually

PAULSON CAPITAL (DELAWARE) CORP.

By:	/s/ Trent Davis
Trent Davis
President

PAULSON INVESTMENT COMPANY, INC.

By:	/s/ Trent Davis
Trent Davis
President

PAULSON CARDAX INVESTMENTS 1, LLC.

By: Paulson Investment Company, Inc., its Managing Member

By:	/s/ Trent Davis
Trent Davis
President of Paulson Investment Company, Inc.

Exhibit Index

Exhibit 99.1	Joint Filing Agreement